Exhibit 4.2

RIGHT OF FIRST REFUSAL AGREEMENT

THIS RIGHT OF FIRST REFUSAL AGREEMENT (this “Agreement”) is entered into effective as of September 24, 2010, by and among Castlerock Security Holdings, Inc., a Delaware corporation (the “Company”), and Alarm Funding, LLC, a Delaware limited liability company, and SA Systems LLC, a Delaware limited liability company (each a “Holder” and together the “Holders”).

RECITALS

WHEREAS, the Company and the Holders are parties to that certain Contribution Agreement of even date herewith (the “Contribution Agreement”), pursuant to which the Company has agreed to issue shares of the Company’s common stock to the Holders (“Common Stock”) in consideration of certain contributions to the Company by the Holders as further described in the Contribution Agreement;

WHEREAS, as a condition to the issuance of the Common Stock to the Holders, the Company has requested that each Holder grant a right of first refusal with respect to such shares and other obligations set forth in this Agreement; and,

WHEREAS, effective as of the date hereof, each Holder is the beneficial owner of the number of shares of Common Stock of the Company set forth opposite its name on Schedule A hereto.

NOW, THEREFORE, in consideration of the foregoing premises and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

1.                                      Definitions.

1.1                                 Specific Definitions.  For purposes of this Agreement, the following capitalized terms shall have the meanings set forth below:

(a)                                  Affiliate.  “Affiliate” means, as to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or under common control with the Person specified.

(b)                                 Change of Control.  “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events: (i) a sale or other disposition of all or substantially all of the consolidated assets of the Company; (ii) a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company; or (iii) a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such transaction.

(c)                                  Delivery.  “Delivery” shall have the meaning set forth in Section 6 below.

(d)                                 Equity Securities.  “Equity Securities” shall any securities evidencing an ownership interest in the Company or any securities convertible into or exercisable for any shares of the foregoing now or hereafter owned or held by a Holder (or a transferee in accordance with Section 2.3 herein).

(e)                                  Holders.  “Holders” shall mean Alarm Funding, LLC, SA Systems LLC, and any Persons who have acquired shares from any of such Persons or their transferees or assignees in accordance with the provisions of this Agreement.

(f)                                    Person.  “Person” means an individual or entity of any kind, including but not limited to a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

(g)                                 Transfer.  “Transfer” shall include any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers pursuant to divorce or legal separation, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary, involuntarily or by operation of law, directly or indirectly, of any of the Equity Securities.

1.2                                 Other Terms.  Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning as set forth in this Agreement.

2.                                      Agreement Among the Company and the Holders.

2.1                                 Rights of Refusal.

(a)                                  Transfer Notice.  If at any time a Holder proposes to Transfer Equity Securities (a “Selling Holder”), then the Selling Holder shall promptly give the Company and each other Holder written notice of the Selling Holder’s intention to make the Transfer (the “Transfer Notice”). The Transfer Notice shall include (i) a description of the Equity Securities to be transferred (“Offered Shares”), (ii) the name(s) and address(es) of the prospective transferee(s) and (iii) the consideration and (iv) the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall certify that the Selling Holder has received a firm offer from the prospective transferee(s) and in good faith believes a binding agreement for the Transfer is obtainable on the terms set forth in the Transfer Notice. The Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Transfer. In the event that the Transfer is being made pursuant to the provisions of Section 2.3, the Transfer Notice shall state under which specific subsection the Transfer is being made.

(b)                                 Company’s Right of First Refusal.  The Company shall have an option for a period of ten (10) days from Delivery of the Transfer Notice to elect to purchase all, and not less than all, of the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Company may exercise such purchase option and purchase the Offered Shares by notifying the Selling Holder in writing before expiration of the such ten (10) day period. If the Company gives the Selling Holder notice that it desires to purchase such shares, then payment for the Offered Shares shall be by check or wire transfer, against delivery of the Offered Shares to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than forty-five (45) days after Delivery to the Company of the Transfer Notice, unless the Transfer Notice contemplated a later closing with the prospective third-party transferee(s) or unless the value of the purchase price has not yet been established pursuant to Section 2.1(e). If the Company fails to purchase the Offered Shares by exercising the option granted in this Section 2.1(b) within the period provided, the Offered Shares shall be subject to the options granted to the Holders pursuant to subsection 2.1(d).

(c)                                  Additional Transfer Notice.  Subject to the Company’s option set forth in Section 2.1(b), if at any time the Selling Holder proposes a Transfer, then, within five (5) days after the Company has declined to purchase the Offered Shares or the Company’s option to so purchase the Offered Shares has expired, the Selling Holder shall give each Holder an “Additional Transfer Notice” that shall include all of the information and certifications required in a Transfer Notice and briefly describe the Holders’ rights of first refusal with respect to the proposed Transfer.

(d)                                 Holders’ Right of First Refusal.

(i)                                     Each Holder shall have an option for a period of fifteen (15) days from the Delivery of the Additional Transfer Notice from the Selling Holder set forth in Section 2.1(c) to elect to purchase all, and not less than all, of its respective pro rata share of the Offered Shares at the same price and subject to the same material terms and conditions as described in the Additional Transfer Notice. Each Holder may exercise such purchase option and its pro rata share of the Offered Shares (a “Participating Holder” for the purposes of Sections 2.1(d) and 2.1(e)), by notifying the Selling Holder and the Company in writing, before expiration of the fifteen (15) day period as to the number of such shares that he, she or it wishes to purchase (the “Participating Holder Notice”). Each Holder’s pro rata share of the Offered Shares shall be a fraction of the Offered Shares, the numerator of which shall be the number of shares of Common Stock owned by such Holder on the date of the Transfer Notice and denominator of which shall be the total number of shares of Common Stock held by all Holders on the date of the Transfer Notice.

(ii)                                  In the event any Holder elects not to purchase its pro rata share of the Offered Shares available pursuant to its option under subsection 2.1(d)(i) within the time period set forth therein, then the Selling Holder shall promptly give written notice (the “Overallotment Notice”) to each Participating Holder that has elected to purchase its pro rata share of the Offered Shares (each a “Fully Participating Holder”), which notice shall set forth the number of Offered Shares not purchased by the other Holders, and shall offer the Participating Holders the right to acquire the unsubscribed shares. Each Participating Holder shall have five (5) days after Delivery of the Overallotment Notice to deliver a written notice to the Selling Holder (the “Participating Holders Overallotment Notice”) of its election to purchase its pro rata share of the unsubscribed shares on the same terms and conditions as set forth in the Additional Transfer Notice and indicating the maximum number of the unsubscribed shares that it will purchase in the event that any other Fully Participating Holder elects not to purchase its pro rata share of the unsubscribed shares.  The numerator shall be the same as that used in Section 2.1(d)(i) above and the denominator described in clause (i) of this subsection 2.1(d) shall be the total number of shares of Common Stock owned by all Participating Holders on the date of the Transfer Notice.  Each Participating Holder shall be entitled to apportion Offered Shares to be purchased among its Affiliates, provided that such Participating Holder notifies the Selling Holder of such allocation.

(e)                                  Payment.

(i)                                     The Participating Holders shall effect the purchase of the Offered Shares with payment by check or wire transfer, against delivery of the Offered Shares to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than forty-five (45) days after Delivery to the Company of the Transfer Notice, unless the Transfer Notice contemplated a later closing with the prospective third-party transferee(s) or unless the value of the purchase price has not yet been established pursuant to Section 2.1(e).

(ii)                                  Should the purchase price specified in the Transfer Notice or Additional Transfer Notice be payable in property other than cash or evidences of indebtedness, the Company (and the Participating Holders) shall have the right to pay the purchase price in the form of cash equal in amount to the fair market value of such property. If the Selling Holder and the Company (or the Participating Holders) cannot agree on such cash value within ten (10) days after Delivery to the Company of the Transfer Notice (or the Delivery of the Additional Transfer Notice to the Holders), the valuation shall be made by an appraiser of recognized standing selected by the Selling Holder and the Company (or the Participating Holders) or, if they cannot agree on an appraiser within twenty (20) days after Delivery to the Company of the Transfer Notice (or the Delivery of the Additional Transfer Notice to the Holders), each shall select an appraiser of recognized standing and those appraisers shall designate a third appraiser of recognized standing, whose appraisal shall be determinative of such value. The cost of such appraisal shall be shared equally by the Selling Holder and the Company (and the Participating Holders), with half of the cost borne by the Company and the Participating Holders pro rata by each, based on the number of shares such parties have expressed an interest in purchasing pursuant to this Section 2. If the time for the closing of the Company’s purchase or the Participating Holders’ purchase has expired but the determination of the value of the purchase price offered by the prospective transferee(s) has not been finalized, then such closing shall be held on or prior to the fifth (5th) business day after such valuation shall have been made pursuant to this subsection.

2.2                                 Non-Exercise of Rights.  To the extent that the Company and the Holders have not exercised their rights to purchase the Offered Shares within the time periods specified in Section 2.1, the Selling Holder shall have a period of thirty (30) days from the expiration of such rights in which to sell the Offered Shares, upon terms and conditions (including the purchase price) no more favorable than those specified in the Transfer Notice, to the third-party transferee(s) identified in the Transfer Notice. The third-party transferee(s) shall acquire the Offered Shares free and clear of subsequent rights of first refusal under this Agreement. In the event the Selling Holder does not consummate the sale or disposition of the Offered Shares within the thirty (30) day period from the expiration of these rights, the Company’s and the Holders’ first refusal rights shall continue to be applicable to any subsequent disposition of the Offered Shares by the Selling Holder until such right lapses in accordance with the terms of this Agreement. Furthermore, the exercise or non-exercise of the rights of the Company and the Holders under this Section 2 to purchase Equity Securities from the Selling Holder or participate in sales of Equity Securities by the Selling Holder shall not adversely affect their rights to make subsequent purchases from the Selling Holder of Equity Securities or subsequently participate in sales of Equity Securities by the Selling Holder.

2.3                                 Exempt Transfers.  Notwithstanding the provisions of Section 2.1 of this Agreement, the first refusal rights of the Company and the Holders shall not apply to the Transfer of any Equity Securities (i) by a Holder to its Affiliates, stockholders, members, partners or other equity holders, (ii) pursuant to the Pledge Agreements of even date herewith executed by the Holders in connection with the Consent, Limited Waiver and Third Amendment to Credit Agreement and Credit Documents of even date herewith, (iii) to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended (other than a registration statement relating either to sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a SEC Rule 145 transaction), (iv) upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, and (v) upon a Change of Control of the Company; provided that in the case of clause (i) above, the Selling Holder shall deliver prior written notice to the other Holders of such Transfer and such Equity Securities shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Holder; and provided, further, in the case of clause (i) above, that such Transfer is made pursuant to a transaction in which there is no consideration actually paid for such Transfer.

2.4                                 Prohibited Transfers; Equitable Relief.  Except as otherwise provided in this Agreement, no Holder will Transfer all or any part of or any interest in the Equity Securities. Any Transfer of Equity Securities not made in conformance with this Agreement shall be null and void, shall not be recorded on the books of the Company and shall not be recognized by the Company.  Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate.  Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of Transfers of Equity Securities not made in strict compliance with this Agreement).

3.                                      Assignments and Transfers; No Third-Party Beneficiaries. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives, but shall not otherwise be for the benefit of any third party. The rights of the Holders hereunder are only assignable (i) to any other Holder, (ii) to an Affiliate of such Holder.

4.                                      Legend.  Each existing or replacement certificate for shares now owned or hereafter acquired by a Holder shall bear the following legend upon its face:

“THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL BY AND BETWEEN THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER STOCKHOLDERS OF THE CORPORATION, A COPY OF WHICH MAY BE OBTAINED AT THE CORPORATION’S PRINCIPAL OFFICE.”

5.                                      Effect of Change in Company’s Capital Structure.  If, from time to time, the Company pays a stock dividend or effects a stock split or other change in the character or amount of any of the outstanding stock of the Company, then in such event any and all new, substituted or additional securities to which a Holder is entitled by reason of such Holder’s ownership of Equity Securities shall be immediately subject to the rights and obligations set forth in this Agreement with the same force and effect as the stock subject to such rights immediately before such event.

6.                                      Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. The occurrence of the events set forth in subsections (i) through (iv) above shall constitute “Delivery” of notice. All communications shall be sent to the respective parties at the addresses set forth on the signature pages attached hereto (or at such other addresses as shall be specified by notice given in accordance with this Section 6).

7.                                      Further Instruments and Actions.  The parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement. Each Holder agrees to cooperate affirmatively with the Company to enforce its rights and obligations pursuant hereto.

8.                                      Term.  This Agreement shall terminate and be of no further force or effect upon the earlier of: (a) any sale of the Company’s equity securities to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended (other than a registration statement relating either to sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a SEC Rule 145 transaction); (b) any voluntary or involuntary liquidation, dissolution or winding-up of the Company, and (c) a Change of Control of the Company.

9.                                      Entire Agreement; Governing Law.  This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all other agreements between or among any of the parties with respect to the subject matter hereof. This Agreement shall be interpreted under the laws of the State of Delaware without reference to Delaware conflicts of law provisions.

10.                               Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (i) the Company, (ii) the Holders holding at least a majority of the Common Stock of the Company then held by the Holders. Any amendment or waiver effected in accordance with this paragraph shall be binding upon all Holders and their respective successors and assigns.

11.                               Severability.  If one or more provisions of this Agreement is held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

12.                               Attorney’s Fees.  In the event that any dispute among the parties to this Agreement should result in litigation, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

13.                               Counterparts; Electronic Copies.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.  Delivery of a copy of this Agreement, notice or such other document bearing an original signature by facsimile transmission, by electronic mail in “portable document format” (document extension .PDF), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

(Signature page follows)

IN WITNESS WHEREOF, the parties hereto have executed this Right of First Refusal Agreement as of the date first written above.

	COMPANY:		HOLDERS:

	CastleRock Security Holdings, Inc.,		Alarm Funding, LLC,
	a Delaware corporation		a Delaware limited liability company

By:	/ s / Brian E. Johnson	By:	/ s / Westin Lovy
	Brian E. Johnson, President and CEO		Westin Lovy, Managing Director

	Address:		Address:
	2101 S. Arlington Heights Road, Suite 150		c/o Whitecap Advisors LLC
	Arlington Heights, Illinois 60005		800 Connecticut Avenue, Suite 403E
	Attention: Brian E. Johnson, President		Norwalk, CT 06854
	Fax: 847.890.6688		Attention: Westin Lovy, Managing Director
Fax: 203.656.1994

SA Systems LLC
a Delaware limited liability company

		By:	/ s / Robin Rodriguez
Robin Rodriguez, Manager

Address:
3333 Poinciana Ave.
Coconut Grove, FL 33133
Attention: Robin Rodriguez, Manager
Fax: 305.443.4282

SCHEDULE A

CASTLEROCK SECURITY HOLDINGS, INC. STOCKHOLDERS

Certificate No.	Issue Date	Name	Number of Shares
1	09/24/10	Alarm Funding, LLC	2,262,000
2	09/24/10	SA Systems LLC	138,000
TOTAL			2,400,000